

November 29, 2012

Via E-mail
Steven M. Helmbrecht
Senior Vice President and Chief Financial Officer
Itron, Inc.
2111 N Molter Road
Liberty Lake, Washington 99019

> **Re: Itron, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 0-22418**
> **Response Letter Dated November 21, 2012**

Dear Mr. Helmbrecht:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

General

1. You state in your responses to comments 1 and 2 in our letter dated November 1, 2012 that, pursuant to an updated policy on activities involving countries that are subject to U.S. economic and trade sanctions, which became effective on January 1, 2011, your international subsidiaries no longer do business in Iran, Syria, or Sudan. Our comments requested that you provide us with information regarding your contacts with those countries since your January 2009 letters to the staff. Please provide us the information we requested in our comments, for the period between your January 2009 letters and termination of your international subsidiaries' contacts with Iran, Syria and Sudan. Include information regarding contacts pursuant to any residual contractual obligations or commitments, or any other direct or indirect contacts with those countries, since your 2009 letters.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance